                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA S.p.A. ANNOUNCES TENDER OFFERS ON ITS NOTES FOR AN AMOUNT OF 500 MILLION EUROS

Milan, 7 March 2014

Telecom Italia S.p.A. (the Company) hereby announces that it is inviting eligible Noteholders of its €750,000,000 4.75 per cent. Notes due 2014 (the 2014 Notes); €750,000,000 4.625 per cent. Notes due 2015 (the 2015 Notes); €1,000,000,000 5.125 per cent. Notes due 2016 (the January 2016 Notes); and €850,000,000 8.25 per cent. Notes due 2016 (the March 2016 Notes and, together with the 2014 Notes, the 2015 Notes, and the January 2016 Notes, the Notes and each a Series) to tender their Notes for purchase by the Company for cash (such invitation in respect of the 2014 Notes, the 2014 Notes Offer, in respect of the 2015 Notes and January 2016 Notes, the Fixed Spread Offers, and in respect of the March 2016 Notes, the March 2016 Notes Offer and together, the Offers).

The Offers are made on the terms and subject to the conditions set out in the tender offer memorandum dated 7 March 2014 (the Tender Offer Memorandum) prepared in connection with the Offers, and is subject to the offer and distribution restrictions set out below. Capitalised terms used in this announcement and not otherwise defined have the meanings ascribed to them in the Tender Offer Memorandum.

Notes	ISIN	Outstanding Nominal Amount	Benchmark Rate	Fixed Purchase Price	Purchase Spread	Maximum Purchase Spread	Amount subject to the Offers
2014 Notes	XS0254905846	€556,800,000	N/A	100.7% i.e. €50,350 for each €50,000 in nominal amount of 2014 Notes validly tendered and accepted for purchase	N/A	N/A

Subject as set out herein, up to €500,000,000 in aggregate nominal amount of all Notes validly tendered and accepted for purchase of which up to €125,000,000 in aggregate nominal amount of March 2016 Notes that were validly tendered and accepted for purchase

2015 Notes	XS0794393040	€750,000,000	2015 Notes Interpolated Mid-Swap Rate	N/A	65 bps	N/A
January 2016 Notes	XS0583059448	€1,000,000,000	January 2016 Notes Interpolated Mid-Swap Rate	N/A	105 bps	N/A
March 2016 Notes	XS0418508924	€850,000,000	March 2016 Notes Interpolated Mid-Swap Rate	N/A	To be determined pursuant to a modified Dutch auction, as set out herein	130 bps

Rationale and Background for the Offers

The Offers are being made as part of the Company's balance sheet management and are aimed at pro-actively managing its forthcoming debt maturities. Furthermore, the Offers provide a degree of liquidity to those Noteholders whose Notes are accepted in the Offers.

Details of the Offers

Target Acceptance Amount

The Company proposes to accept for purchase pursuant to the Offers up to €500,000,000 in aggregate nominal amount of the Notes (the Target Acceptance Amount), although the Company reserves the right, in its sole discretion and for any reason, to change the Target Acceptance Amount or to accept less than or more than the Target Acceptance Amount for purchase pursuant to the Offers. The Company will determine the allocation of the amount accepted for purchase pursuant to the Offers among each Series (the Series Acceptance Amounts) in its sole discretion, provided that the Company will set each Series Acceptance Amount at a level which will ensure that (i) the aggregate nominal amount of Notes that the Company will accept for purchase shall not exceed the Target Acceptance Amount, and (ii) the aggregate nominal amount of March 2016 Notes that the Company will accept for purchase shall not exceed €125,000,000 (the March 2016 Notes Target Acceptance Amount), although the Company reserves the right, in its sole discretion and for any reason, to change the March 2016 Notes Target Acceptance Amount or to accept less than or more than the March 2016 Notes Target Acceptance Amount for purchase pursuant to the March 2016 Notes Offer. For the avoidance of doubt, the Company reserves the right to accept more or less (by an amount which may or may not be significant), or none, of the Notes of any Series as compared to the other Series.

Purchase Prices

Fixed Purchase Price for the 2014 Notes Offer

The Company will pay a fixed purchase price (the Fixed Purchase Price) of 100.7 per cent., i.e. €50,350 for each €50,000 in nominal amount of 2014 Notes accepted by it for purchase pursuant to the 2014 Notes Offer.

Purchase Prices for the other Offers

The Company will pay, for the 2015 Notes, the January 2016 Notes and the March 2016 Notes accepted by it for purchase pursuant to the Fixed Spread Offers and the March 2016 Notes Offer, a price (the relevant Purchase Price, expressed as a percentage and rounded to the third decimal place, with 0.0005 being rounded upwards) to be determined at or around 11:00 a.m. (CET) (the Pricing Time) on 14 March 2014 (subject to the right of the Company to extend, re-open, amend and/or terminate any Offer) (the Pricing Date) in the manner described in the Tender Offer Memorandum by reference to the sum (each such sum, the relevant Purchase Yield) of (a) the relevant Purchase Spread and (b) the relevant Benchmark Rate for each Series (as set out in the above table).

Purchase Spreads in Respect of the Fixed Spread Offers

The Purchase Price in respect of the 2015 Notes and the January 2016 Notes will be determined at the Pricing Time on the Pricing Date as described in the Tender Offer Memorandum.

Purchase Spread in Respect of the March 2016 Notes - Modified Dutch Auction Procedure

The Purchase Spread for the March 2016 Notes will be determined pursuant to the modified Dutch auction procedure (the Modified Dutch Auction Procedure) described in the Tender Offer Memorandum.

Under the Modified Dutch Auction Procedure, following expiration of the March 2016 Notes Offer the Company will determine, in its sole discretion, (i) the aggregate nominal amount of the March 2016 Notes (if any) which it will accept for purchase pursuant to the March 2016 Notes Offer (the March 2016 Notes Acceptance Amount, which shall not be greater than the March 2016 Notes Target Acceptance Amount) and (ii) a single Purchase Spread (the March 2016 Notes Purchase Spread) that it will use in the calculation of the Purchase Price for the March 2016 Notes (the March 2016 Notes Purchase Price), taking into account the aggregate nominal amount of the March 2016 Notes validly tendered and the purchase spreads specified (or deemed to be specified, as set out below) by tendering Noteholders.

The Purchase Spread for the March 2016 Notes will not be more than 130 bps (the March 2016 Notes Maximum Purchase Spread). The March 2016 Notes Purchase Spread will apply to all March 2016 Notes accepted for purchase and shall be the lower of (i) the March 2016 Notes Maximum Purchase Spread and (ii) the single highest spread specified in Competitive Tender Instructions by tendering Noteholders that will enable the Company to purchase the March 2016 Notes Acceptance Amount, or, if no Competitive Tender Instructions are submitted in respect of the March 2016 Notes, the March 2016 Notes Maximum Purchase Spread. The Company will not accept for purchase any March 2016 Notes tendered at any specified spread which is less than the March 2016 Notes Purchase Spread.

Accrued Interest

The Company will also pay Accrued Interest in respect of Notes accepted for purchase pursuant to the relevant Offer (the Accrued Interest Payment).

Scaling

If the Company accepts Notes of any Series for purchase pursuant to the relevant Offer and the aggregate nominal amount of the Notes of such Series validly tendered in the relevant Offer exceeds the Series Acceptance Amount for that Series, the Company intends to accept such Notes on a pro rata basis such that the aggregate nominal amount of the Notes of such Series accepted for purchase pursuant to the relevant Offer is no greater than such Series Acceptance Amount.

In respect of the March 2016 Notes Offer, if the Company accepts any March 2016 Notes for purchase pursuant to the March 2016 Notes Offer, and the aggregate nominal amount of the March 2016 Notes validly tendered pursuant to Non-Competitive Tender Instructions is greater than the March 2016 Notes Target Acceptance Amount, the Company intends to accept such March 2016 Notes for purchase on a pro rata basis such that the aggregate nominal amount of such March 2016 Notes accepted for purchase is no greater than the March 2016 Notes Target Acceptance Amount. In such circumstances, the March 2016 Notes Purchase Spread will be equal to the March 2016 Notes Maximum Purchase Spread, and the Company will not accept for purchase any March 2016 Notes tendered pursuant to Competitive Tender Instructions.

If (other than as described in the preceding paragraph) the aggregate nominal amount of March 2016 Notes validly tendered (i) pursuant to Non-Competitive Tender Instructions; and (ii) pursuant to Competitive Tender Instructions that specify a purchase spread that is greater than or equal to the March 2016 Notes Purchase Spread, is greater than the March 2016 Notes Target Acceptance Amount, the Company intends to accept for purchase (A) first, all such March 2016 Notes tendered at purchase spreads above the March 2016 Notes Purchase Spread or pursuant to Non-Competitive Tender Instructions in full; and (B) second, all such March 2016 Notes tendered at the March 2016 Notes Purchase Spread on a pro rata basis, such that the aggregate nominal amount of the March 2016 Notes accepted for purchase is no greater than the March 2016 Notes Target Acceptance Amount.

Tender Instructions

In order to participate in, and be eligible to receive the relevant Purchase Price pursuant to an Offer, Noteholders must validly tender their Notes by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by 5.00 p.m. (CET) on 13 March 2014. Tender Instructions will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum.

Tender Instructions in respect of any Series must be submitted in respect of a minimum nominal amount of Notes of the relevant Series of no less than €50,000 in respect of the 2014 Notes, the January 2016 Notes and the March 2016 Notes and €100,000 in respect of the 2015 Notes, being the minimum denomination of each Series, and in respect of the 2015 Notes and the March 2016 Notes, may thereafter be submitted in integral multiples of €1,000 in excess of the relevant minimum denomination.

Expected Transaction Timeline

Events	Times and Dates
Commencement of the Offers	7 March 2014
Expiration Deadline	5.00 p.m. (CET) on 13 March 2014
Pricing Date and Pricing Time	At or around 11.00 a.m. (CET) on 14 March 2014
Announcement of final Offer Results and Pricing	As soon as reasonably practicable after the Pricing Time on the Pricing Date
Settlement Date	18 March 2014

The above times and dates are subject to the right of the Company to extend, re-open, amend and/or terminate any of the Offers (subject to applicable law and as provided in the Tender Offer Memorandum). Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would need to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, an Offer, before the deadlines specified in the Tender Offer Memorandum. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions may be earlier than the relevant deadlines specified above.

Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum. BNP Paribas, Commerzbank Aktiengesellschaft and UniCredit Bank AG are the Dealer Managers for the Offers.

Questions and requests for assistance in connection with the Offers may be directed to:

SOLE STRUCTURING ADVISOR
BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom Attention: Liability Management Group Telephone: +44 (0) 20 7595 8668 Email: liability.management@bnpparibas.com
THE DEALER MANAGERS
BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom Attention: Liability Management Group Telephone: +44 (0) 20 7595 8668 Email: liability.management@bnpparibas.com

Commerzbank Aktiengesellschaft

Mainzer Landstrasse 153

DLZ-Geb. 2, Händlerhaus

60327 Frankfurt am Main

Germany

Attention: Liability Management Group

Telephone: +49 69 136 59920

Email: Liability.Management@Commerzbank.com

UniCredit Bank AG

Arabellastrasse, 12

81925 Munich

Germany

Attention: Debt Capital Markets, Italy; Liability Management

Telephone: +39 02 8862 0581; +49 89 378 17425

Email: dcmitaly@unicredit.eu; corporate.lm@unicredit.de

Questions and requests for assistance in connection with the delivery of Tender Instructions including requests for a copy of the Tender Offer Memorandum may be directed to:

THE TENDER AGENT
Citibank N.A., London Branch
13th Floor
Citigroup Centre
Canary Wharf
London E14 5LB
United Kingdom

Telephone: +44 (0)20 7508 3867
Attention: Exchange Team – Agency & Trust
Email: exchange.gats@citi.com

Each Noteholder is solely responsible for making its own independent appraisal of all matters as such Noteholder deems appropriate (including those relating to the relevant Offer(s)) and each Noteholder must make its own decision as to whether to tender any or all of its Notes for purchase pursuant to such Offer(s).

None of the Dealer Managers, the Tender Agent or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, the Notes or the Offers contained in this announcement or in the Tender Offer Memorandum. None of the Dealer Managers, the Tender Agent or any of their respective directors, officers, employees, agents or affiliates is acting for any Noteholder, or will be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Offers, and accordingly none of the Dealer Managers, the Tender Agent or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Company to disclose information with regard to the Company or the Notes which is material in the context of the Offers and which is not otherwise publicly available.

None of the Dealer Managers, the Tender Agent, the Company or any of their respective directors, officers, employees, agents or affiliates make any representation or recommendation whatsoever regarding the Offers, or any recommendation as to whether Noteholders should tender Notes in the Offers.

Disclaimer

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the contents of this announcement or the Tender Offer Memorandum or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

Offer and Distribution Restrictions

Neither this announcement nor the Tender Offer Memorandum constitutes an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession either this announcement or the Tender Offer Memorandum comes are required by each of the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

United States

The Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Notes may not be tendered in the Offers by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States, as defined in Regulation S of the United States Securities Act of 1933, as amended. Accordingly, copies of the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to any persons located or resident in the United States. Any purported tender of Notes in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located or resident in the United States or from within the Unites States or from any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Notes participating in an Offer will represent that it is not located in the United States and it is not participating in such Offer from the United States, or that it is acting on a non-discretionary basis for a principal that is located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this and the above paragraph, United States means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

Italy

None of the Offers, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (Italy) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any holder or beneficial owner of the Notes may tender their Notes in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer Memorandum.

United Kingdom

The communication of the Tender Offer Memorandum and any other documents or material relating to the Offers have not been made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or within Article 43 of the Order, or to other persons to whom it may lawfully be made in accordance with the Order.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (France). Neither the Tender Offer Memorandum nor any other document or material relating to the Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, in each case acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers. The Tender Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marches financiers / Autoriteit financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, the Tender Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

General

Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer or similar and any of the Dealer Managers and their respective affiliates is such a licensed broker or dealer or similar in any such jurisdiction, such Offers shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Company in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Noteholder participating in an Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to an Offer from a Noteholder that is unable to make these representations may be rejected. Each of the Company, the Dealer Managers and the Tender Agent reserves the right, in its absolute discretion (and without prejudice to the relevant Noteholder's responsibility for the representations made by it), to investigate, in relation to any tender of Notes for purchase pursuant to any Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender may be rejected.

Telecom Italia

Ufficio Stampa

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the twelve months ended December 31, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 7th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager